Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Getaround, Inc. on Form S-1 of our report dated March 30, 2022, which includes an explanatory paragraph as to InterPrivate II Acquisition Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of InterPrivate II Acquisition Corp. as of December 31, 2021 and for the year then ended, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on December 8, 2022, and accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

February 3, 2023